Exhibit 99.1

Rail Vision Received Follow-on Order from Leading US-Based Rail and Leasing Services Company

The customer requested and ordered new add-ons on top of a $5 million contract with the company

Ra’anana, Israel, June 25, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, announced today a follow-on order from one of its customers, a leading US-based rail and leasing services company.

The Company announced at the beginning of 2024, it has signed a contract valued at up to $5 million for ShuntingYard products. In April 2024, Rail Vision received an initial purchase order amounting to approximately $1 million as part of the contract, with the additional $4 million of follow-on orders subject to customer approval.

The current follow-on order, in the amount of approximately $200,000, is in addition to the existing contract, and refers to additional services requested by the customer.

Rail Vision’s unique ShuntingYard product enables railway operators to streamline and enhance the safety of their switching operations. Combining advanced vision sensors with artificial intelligence and deep learning technologies, the system automatically detects and classifies objects within a range of up to 200 meters in harsh weather and low light conditions. With its innovative Pathfinder technology, the ShuntingYard product detects the rail switch state to prevent switch breaches and derailments. Additionally, it offers an unparallel view of operational dead zones, especially to facilitate secure wagon coupling. The product sends real-time visual and acoustic alerts to remote operators and drivers, ensuring a safe and secure environment for team members and yard personnel during day-to-day switching operations.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations

Michal Efraty
investors@railvision.io